SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Arctic Cat Inc.

(Name of Subject Company (Issuer))

Aces Acquisition Corp.,

Textron Specialized Vehicles Inc.

and

Textron Inc.

(Name of Filing Persons (Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

E. Robert Lupone

Executive Vice President, General Counsel and Secretary

Textron Inc.

40 Westminster Street, Providence, RI 02903
Telephone:  (401) 421-2800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY  10022

Telephone:  (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$246,258,816.78	$28,541.40

(1)         Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 13,061,142 shares of common stock of Arctic Cat Inc. issued and outstanding, multiplied by $18.50, the per share tender offer price, (b) 480,518 shares of common stock subject to outstanding stock options with an exercise price less than $18.50 per share, multiplied by $2.71, which is the offer price of $18.50 per share minus the weighted average exercise price for such options of $15.79 per share, and (c) 179,756 shares of common stock subject to outstanding restricted stock units, multiplied by $18.50, the per share tender offer price, in each case as of January 31, 2017. The calculation of the filing fee is based on information provided by Arctic Cat Inc. as of January 31, 2017.

(2)         The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2017, issued October 1, 2016, by multiplying the transaction valuation by 0.0001159.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $28,541.40	Filing Party: Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc.
Form or Registration No.: Schedule TO-T	Date Filed: February 2, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒         third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 filed with the Securities and Exchange Commission on February 17, 2017, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on February 2, 2017, by Aces Acquisition Corp., a Minnesota corporation (“Purchaser”) and a direct wholly owned subsidiary of Textron Specialized Vehicles Inc., a Delaware corporation (“Textron Specialized Vehicles”), which is a direct wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”), Textron Specialized Vehicles and Textron.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”) of Arctic Cat Inc., a Minnesota corporation (“Arctic Cat”), at a price of $18.50 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 2, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in Section 11.  “Purpose of the Offer; Plans for Arctic Cat; Other Matters” is hereby amended and supplemented by amending and restating in its entirety section (f) Recent Developments Relating to Arctic Cat as follows:

Following the announcement that Textron and Purchaser had entered into the Merger Agreement with Arctic Cat on January 24, 2017, on February 8, 2017, a complaint captioned LR Trust v. Arctic Cat Inc., et al., Case No. 17-CV-426, was filed in the United States District Court, District of Minnesota naming as defendants Arctic Cat and the Arctic Cat Board. This action purports to be a class action brought by a shareholder alleging, among other things, that Arctic Cat and the Arctic Cat Board knowingly or with deliberate recklessness omitted material information from its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(d)(4) and Rule 14d-9 of the Exchange Act, and made untrue statements of material facts in its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(e) of the Exchange Act.

On February 10, 2017, a complaint captioned Pajnigar v. Arctic Cat Inc., et al., Case No. 17-CV-443 (“Pajnigar”), was filed in the United States District Court, District of Minnesota naming as defendants Arctic Cat and the Arctic Cat Board.  This action purports to be a class action brought by a shareholder alleging, among other things, that Arctic Cat and the Arctic Cat Board made untrue statements of material facts in its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(e) of the Exchange Act and knowingly or with deliberate recklessness omitted material information from its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(d)(4) and Rule 14d-9 of the Exchange Act.

On February 13, 2017, plaintiff Pajnigar filed a motion for (a) a temporary restraining order seeking to temporarily enjoin the completion of the transactions, (b) limited expedited discovery and (c) a prompt post-expedited discovery hearing on a forthcoming motion for a preliminary injunction, which has yet to be decided by the Court.

On February 15, 2017, a complaint captioned Parshall v. Arctic Cat Inc., et al., Case No. 27-CV-17-2073, was filed in the Hennepin County District Court of the State of Minnesota, Fourth Judicial District, naming as defendants Arctic Cat, the Arctic Cat Board, Textron and Purchaser.  This action purports to be a class action brought by a shareholder alleging, among other things, that the members of the Arctic Cat Board breached their fiduciary duties by approving the Merger Agreement and that Arctic Cat, Textron and Purchaser aided and abetted these alleged breaches of fiduciary duty.  In addition, the complaint alleges that Arctic Cat and the Arctic Cat Board

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issued materially incomplete disclosures in the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9.

On February 17, 2017, following Arctic Cat’s agreement to make certain supplemental disclosures, the plaintiff in Pajnigar agreed to promptly withdraw his motion for a temporary restraining order, and all of the plaintiffs in the above litigations have agreed not to otherwise seek injunctive relief, on the basis that the supplemental disclosures mooted the disclosure claims asserted by each of the plaintiffs. The plaintiffs have indicated that they intend to dismiss their respective cases after the closing of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2017

ACES ACQUISITION CORP.

By:	/s/ Elizabeth C. Perkins
Name:	Elizabeth C. Perkins
Title:	Vice President

TEXTRON SPECIALIZED VEHICLES INC.

By:	/s/ Elizabeth C. Perkins
Name:	Elizabeth C. Perkins
Title:	Vice President

TEXTRON INC.

By:	/s/ E. Robert Lupone
Name:	E. Robert Lupone
Title:	Executive Vice President, General Counsel, Secretary
and Chief Compliance Officer

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